

News Release

Sun Life

Sun Life announces Chair succession

Joseph Natale to succeed Scott Powers as chair of the Board of Directors following Sun Life's Annual General Meeting in May 2027

TORONTO, ON – (August 6, 2026) - Sun Life Financial Inc. (TSX: SLF) (NYSE: SLF) announced today that Scott Powers will retire as chair and from its Board of Directors upon completing his full term of service following the company's annual meeting on May 5, 2027. Upon his re-election at the annual meeting, Joseph Natale will succeed Mr. Powers as chair. Mr. Natale has been a Sun Life director since February 2023 and currently chairs the Management Resource Committee and is a member of the Risk Committee.

"I am confident Joe will provide thoughtful oversight as Sun Life continues to advance its Purpose of helping Clients achieve lifetime financial security and live healthier lives while creating long-term value for shareholders. His customer experience, technology enablement and strategic growth expertise will continue to serve the Board and Sun Life well as the company builds on its momentum and pursues its ambition to be the best asset management and insurance company in the world," said Scott Powers.

"It has been a privilege to serve as Sun Life's chair and I'm deeply grateful to my fellow directors and our executive leadership team for the disciplined governance, collaborative spirit and long-term perspective that help drive Sun Life's success."

Mr. Natale is an accomplished public company CEO with more than 30 years of experience leading large, complex organizations through growth, transformation and change. He previously served as President and CEO of Rogers Communications Inc. and TELUS Corporation, two of Canada's largest, publicly listed companies, where he oversaw major acquisitions, new brand and business launches, customer experience initiatives and digital transformation. He also has deep experience in global consulting, having served as a global industry leader and a managing partner at KPMG Consulting, later rebranded BearingPoint Inc. Earlier in his career, he co-founded a strategy and technology consulting firm that was acquired by KPMG Consulting.

"I am honoured to be selected as Sun Life's next Board Chair. On behalf of the Board, I'd like to thank Scott for his exceptional leadership and partnership. We have all benefitted from his strategic perspective and steadfast commitment to Sun Life, its shareholders and its Clients," said Joseph Natale.

"As we prepare for this transition, I am energized by the opportunities in front of us, the unparalleled strength of the company's diversified strategy and financial discipline, and the dedication of Sun Life's people. I look forward to continuing to work with Kevin Strain and the board to further advance Sun Life's Purpose and deliver long-term value for our shareholders and Clients."

Mr. Natale currently serves as the lead independent director on the board of Shopify Inc. and is a senior advisor at Altas Partners, a private equity firm. He holds a bachelor's degree in electrical engineering from the University of Waterloo and started his career as a software engineer.

About Sun Life

Sun Life is a leading international financial services organization providing asset management, wealth, insurance and health solutions to individual and institutional Clients. Sun Life has operations in a number of markets worldwide, including Canada, the U.S., the United Kingdom, Ireland, Hong Kong, the

Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of June 30, 2026, Sun Life had total assets under management of $1.70 trillion. For more information, please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

Note to editors: All figures in Canadian dollars.

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